Exhibit 3.8

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:14 PM 10/07/2020
FILED 04:14 PM 10/07/2020
SR 20207703755 – File Number 757401

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

VISKASE COMPANIES, INC.

Viskase Companies, Inc. (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: The name of the Corporation is Viskase Companies, Inc.

SECOND: This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation of the Corporation to amend and restate the first sentence of Article FOURTH of the Amended and Restated Certificate of Incorporation to read in its entirety as follows:

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 200,000,000 shares, consisting of (i) 150,000,000 shares of Common Stock, $0.01 par value per share, and (ii) 50,000,000 shares of Preferred Stock, $0.01 par value per share.

THIRD: The amendment of the Amended and Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be duly executed by Michael Schenker, its General Counsel, Executive Vice President, Chief Administrative Officer & Secretary, this 7th day of October, 2020.

VISKASE COMPANIES, INC.

By:	/s/ Michael Schenker
Name:	Michael Schenker
Title:	General Counsel, Executive Vice President, Chief Administrative Officer & Secretary